Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E0004

March 20, 2023

VIA EDGAR AND ELECTRONIC DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549 USA
Attention:	Claire Erlanger Kevin Woody

Re:	ELBIT SYSTEMS LTD (the “Company”)
Form 20-F for the Year Ended December 31, 2021
File No. 000-28998

Reference is made to the letters dated November 7, 2022, December 13, 2022 and February 14, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Elbit Systems Ltd. (the “Company”) with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2021, and the responses to such Comment Letters dated December 12, 2022 and January 19, 2023.

Further to discussions with the Staff regarding this correspondence, the Company wishes to advise the Staff as follows:
The Company has historically concluded that it has one reportable segment after applying ASC 280, based upon the judgments previously detailed in our response letters to the Staff’s comments in 2008 and in the more recent correspondence referred to above.  However, during the Company’s financial statement close process for the fiscal year ended December 31, 2022, the Company evaluated its judgments regarding the application of ASC 280 to determine if any changes were necessary to its segment disclosures. Concurrently, the Company received a comment letter from the Staff regarding the Company’s segment disclosure in the latest Form 20-F. The comments from the Staff were carefully considered by the Company in connection with its process to identify whether changes were needed in its segment disclosures. The Company also considered the benefit of providing investors with additional useful disaggregated information.

* Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter, which have been replaced with the following placeholder “[***]” in the letter filed via EDGAR. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). The Company has also delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

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Elbit Systems Ltd. – PAGE E0005

Based on the above, the Company intends to modify its segment disclosures to transition from one reportable segment to five reportable segments, as further explained below, starting with its Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022. As required by ASC 280-10-50-34, the Company will recast its segment disclosures on a retrospective basis, providing the revised disclosures for the three years ended December 31, 2022. In addition, the Company will revise its Operating and Financial Review and Prospects (i.e., Management Discussion and Analysis (MD&A)) to discuss its results of operations based upon its revised operating segments. Additional details regarding the Company’s revised segment disclosures that the Company intends to add to the notes to its financial statements for the year ended on December 31, 2022, are provided in Exhibit A to this letter. The exhibit contains preliminary information which remains subject to modifications.

After conducting its assessment, the Company has identified the following operating segments:

•	Aerospace
•	C4I and Cyber
•	ISTAR and Electronic Warfare (“EW”)
•	Land
•	Elbit Systems of America (“ESA”)

These operating segments and their operations represent the Company’s current Business Units (“BUs”), as outlined in the Company’s letter to the SEC dated December 12, 2022.

These five segments meet the definition of operating segments under ASC 280 based on the analysis below:

ASC 280-10-50-1

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.	For which discrete financial information is available.

Criterion 1 - That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).

As described in our letter from December 12, 2022, each of the Company’s BUs engages in business activities from which it may earn revenues and incur expenses.

Criterion 2 - Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

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Elbit Systems Ltd. – PAGE E0006

As described in our letter from December 12, 2022, the chief operating decision maker (CODM) reviews certain quarterly managerial financial information and managerial profit and loss (P&L) for each of the BUs. Based on the Company’s evaluation, as described above, the Company has determined that this information is sufficient for the CODM in assessing the BUs’ performance and allocating certain resources. As explained in our Form 20-F, ESA, the Company and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (“SSA”) with the U.S. Department of Defense, which provides a framework of controls and procedures to protect certain classified and export controlled information. The CODM’s review of ESA’s information is subject to the SSA’s restrictions.

Criterion 3 - Discrete financial information about the component is available.

As described in our letter from December 12, 2022, discrete financial information exists for each of the BUs.

Based on the above, the Company has determined that each of the BUs meets the definition of an operating segment. We have also concluded that each operating segment meets the quantitative threshold specified in ASC 280 to be a reportable segment and have concluded that the identified operating segments do not meet the aggregation criteria in ASC 280. Therefore, the five identified operating segments will be presented as separate reportable segments.

It should be noted that, historically, the Company has identified each of the BUs as reporting units for goodwill impairment tests and has not experienced any goodwill impairment. As the identified operating segments are identical to the Company’s historical reporting units, the Company does not anticipate any changes to its reporting units and does not believe there is impairment risk for the three years ended December 31, 2022, resulting from the aforementioned conclusions regarding operating segments.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at kobi.kagan@elbitsystems.com.

Very truly yours,
ELBIT SYSTEMS LTD.

By:	/s/ Kobi Kagan
Name:	Dr. Kobi Kagan
Title:	Executive Vice President and Chief Financial Officer

cc:          Jonathan Ariel, Adv., Executive Vice President and Chief Legal Officer, Elbit Systems Ltd.
Adam Fleisher, Esq., Cleary Gottlieb Steen & Hamilton LLP
Joshua Ravitz, Adv., Herzog Fox & Neeman

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Elbit Systems Ltd. – PAGE E0007

Exhibit A – Proposed Additions to Financial Statement Note regarding Segments Disclosure in Form 20-F (preliminary draft):

[***]

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Elbit Systems Ltd. – PAGE E0008

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